03011996

AB 3/4/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48914

RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SWISS RE CAPITAL MARKETS CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York	New York	10055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel M. Fishbane (212)317-5657
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue Of the Americas	New York	New York	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel M Fishbane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWISS RE CAPITAL MARKETS CORPORATION, as of December, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

Signature

Daniel M. Fishbane

Title

Managing Director
Financial & Operations Principal

Notary Public

MONICA CORRY
Notary Public State of New York
No. 01CO5071313
Qualified in Richmond County
Commission Expires January 6, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Swiss Re Capital Markets Corporation

Consolidated Statement of Financial Condition
December 31, 2002

Swiss Re Capital Markets Corporation

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To The Board of Directors and Stockholder of
Swiss Re Capital Markets Corporation:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Swiss Re Capital Markets Corporation and its subsidiary (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2003

Swiss Re Capital Markets Corporation
Consolidated Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 15,895,617
Short-term investments, at fair value	4,984,650
Trading assets, at fair value	29,794,744
Receivable from affiliate	15,400
Deferred income tax	18,305
Accrued interest receivable	88,041
Prepaid expenses	99,792
Total assets	$ 50,896,549
Liabilities	
Taxes payable	$ 118,727
Financial contracts payable, at fair value	271,780
Total liabilities	390,507
Stockholder's equity	
Common stock - $.01 par value - 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	49,999,999
Retained earnings	506,042
Total stockholder's equity	50,506,042
Total liabilities and stockholder's equity	$ 50,896,549

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Nature of Operations and Organization of the Company

Swiss Re Capital Markets Corporation (the "Company") was incorporated in Delaware on October 17, 1995, and effective July 2, 2001, is a wholly owned subsidiary of Swiss Re America Holdings Corporation ("SRAH"), which is ultimately owned by Swiss Reinsurance Company of Zurich, Switzerland (the "Parent"). Prior to July 2, 2001, the Company was a wholly owned subsidiary of Swiss Re New Markets Corporation ("SRNM"). The Company was established to conduct securities and investment business. During the year, the Company acted as introducing agent and co-agent for a variety of transactions involving credit default swaps and the purchase and sale of securities that are sensitive to insurance risks ("CAT Securities") in the secondary market. Additionally, the Company maintains positions in these investments as part of its proprietary trading activities. The Company also acted as underwriter on certain CAT Securities transactions.

On September 22, 2002 and November 5, 2002 the Company purchased common shares in Swiss Re Capital Markets Japan Corporation ("SRCMJ"), purchasing 100 shares on each occasion for an aggregate investment of $10,000,000, representing all of the currently outstanding shares of SRCMJ. SRCMJ, a Delaware corporation incorporated on August 15, 2002, has submitted an application to the Japan Financial Services Agency ("FSA") for registration under the Law Concerning Foreign Securities Firms of 1971. SRCMJ will operate in Tokyo through a branch office.

The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

Basis of presentation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, SRCMJ. All intercompany balances and transactions are eliminated in consolidation.

Cash and cash equivalents
Cash and cash equivalents include demand deposits in banks and an investment in a money market fund of a large financial institution investing in primarily short-term U.S. government and agency securities.

Short-term investments
Short-term investments, which represent investments in United States Treasury Bills, are carried at fair value based upon quoted market prices.

Trading assets
Trading assets are recorded on a trade date basis and are valued at fair value.

Fair value is generally based on listed market prices or broker or dealer quotations. If listed market prices or quotations are not available, fair value is based on management's estimates derived from using valuation models. These models utilize, among other factors, current interest rates, market prices, market volatility and other data, as applicable.

Use of estimates
The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions

that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Translation of foreign currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Financial contracts payable at fair value
Financial contracts payable are contractual commitments carried at estimated fair value. Fair value is based on external market quotes and management's estimates using internal valuation models. These models utilize, among other factors, current interest rates, market prices and market volatility data, as applicable.

SRCMJ has entered into a foreign exchange forward contract with an affiliate, Swiss Re Financial Products Corporation ('SRFPC'), in order to economically hedge its foreign currency exposure. The forward contract is carried at fair value. The fair value of the contract as of December 31, 2002 is a liability of $271,780.

3. Trading Assets

As of December 31, 2002, trading assets consisted of a $27,005,767 investment in CAT Securities and a $2,788,977 investment in credit-linked notes. The Company's investment in the catastrophic obligation is in note form issued by Pioneer Ltd., a fully consolidated Special Purpose Entity ("SPE") of the Parent. The notes are linked to certain catastrophe trigger events including North Atlantic hurricanes and European windstorms, as well as California, Central U.S. and Japanese earthquakes.

The credit-linked notes have been issued by Stockhorn CDO Limited, a fully consolidated SPE of SRFPC. The notes are referenced to a portfolio of credit default swaps and contain an embedded derivative. The company has recorded these notes and the embedded derivative at fair value, as the economic result is similar to the results that would have been recorded had the derivative been bifurcated and reported separately.

4. Related Party Transactions

The Company has an agreement with an affiliate, SRFPC, whereby certain services are performed on behalf of the Company. The Company and SRFPC share office space and jointly incur various expenses that are paid by SRFPC.

The Company has an agreement with SRFPC to act as agent in the purchase and sale of CAT Securities and other financial instruments.

During 2002, SRFPC paid the Company principal of $10,000,000 plus interest of $94,161 as repayment of an intercompany loan entered into during 2001.

5. Income Taxes

The Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax return with Swiss Re America Holding Corporation and Subsidiaries.

At December 31, 2002, the Company had $18,305 relating to the tax effect of the temporary differences, which was recorded as a deferred tax asset.

6. Regulatory Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company's net capital of $12,759,569 exceeded required net capital of $100,000 by $12,659,569. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).